SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JUNE 30, 2001

Commission File No.: 000-29299

CORVU CORPORATION

(Name of Small Business Issuer as specified in its charter)

Minnesota	**41-1457090**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

3400 West 66th Street, Edina, Minnesota 55435
(Address of principal executive offices)(Zip Code)

Issuer's telephone number, including area code: **(952) 944-7777**

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock

Check whether the Issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes__X__ No_

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Issuer's revenues for its most recent fiscal year: $12,151,063

The aggregate market value of the Common Stock held by nonaffiliates of the Registrant as of September 15, 2001 was approximately $797,000 based upon the closing price of the Registrant's Common Stock on such date.

There were 20,157,781 shares of Common Stock outstanding as of September 15, 2001.

DOCUMENTS INCORPORATED BY REFERENCE

None

Transitional Small Business Disclosure Format (check one). Yes____ No__X__

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Business Development

We are a holding company that develops and sells business performance management software products and related professional services through our subsidiaries: CorVu North America, Inc. (incorporated in Minnesota, responsible for North and South America); CorVu Plc. (incorporated in Great Britain, responsible for Europe), and CorVu Australasia Pty. Ltd. (incorporated in Australia, responsible for the Australian-Pacific region). CorVu Plc has incorporated one subsidiary, CorVu Benelux b.v. under the laws of the Netherlands, and another subsidiary, CorVu Deutschland GmbH, under the laws of Germany.

We are the company surviving the merger between CorVu Corporation and Minnesota American, Inc.

Minnesota American, Inc. was incorporated in Minnesota as J.B. Goodhouse on September 29, 1983. On April 28, 1988, it changed its name to Lockermate Corporation, and on October 20, 1992 it changed its name to Minnesota American, Inc. The principal assets of Minnesota American, Inc. consisted of the capital stock of its subsidiaries, LockerMate Corporation and Favorite Memories, Inc. The shares of Minnesota American, Inc. were quoted on the Over-the-Counter Bulletin Board (OTCBB) of the National Association of Securities Dealers (NASD) under the symbol "MNAC."

CorVu Corporation was incorporated in Minnesota as "CorVu International" on September 15, 1995 and changed its name to "CorVu Corporation" on August 29, 1996. The shares of CorVu Corporation were privately held.

Throughout 1999, both Minnesota American, Inc. and CorVu Corporation engaged in preliminary discussions with various third parties concerning possible strategic transactions and/or investments. The negotiations between both companies started in the fall of 1999. On November 17, 1999, the companies entered into a formal "Agreement and Plan of Reorganization." The following transactions were carried out to complete the merger:

1. On January 13, 2000, the shareholders of CorVu Corporation approved the merger of CorVu Corporation with Minnesota American, Inc.

2. Minnesota American, Inc. ceased operating its subsidiary Favorite Memories, Inc., as a going concern effective November 30, 1999.

3. Minnesota American, Inc. obtained shareholder approval for the sale of its LockerMate subsidiary, and closed the sale of that subsidiary, on January 14, 2000, thus concluding its pre-merger business activities;

4. On January 14, 2000, Minnesota American, Inc. obtained shareholder approval for its merger with CorVu Corporation and the amendment of its Articles of Incorporation to change its name to "CorVu Corporation;"

5. The companies consummated the merger on January 14, 2000 by filing Articles of Merger with the Minnesota Secretary of State.

The merger did not affect the issued and outstanding shares of common and preferred stock of Minnesota American, Inc. As a result of the merger, CorVu Corporation shareholders received 1.125 shares of common stock of our Company for each share of common stock they held. These shares, which we call "Merger Shares," were not registered under the Securities Act of 1933 and are subject to a Registration Rights Agreement. Immediately after the merger, shareholders of CorVu Corporation held about 74% of the issued and outstanding stock of our Company. Our Company continues the business of CorVu Corporation.

Business of Issuer

(i) Our Principal Products and Services

CorVu is a provider of Enterprise Business Performance Management and Balanced Scorecard software products.

Business performance management is a process by which an organization seeks to define its strategy, measure and analyze its performance, and ultimately manage improvements to enhance performance. In recent years several methodologies have arisen for managing organizational performance. To our knowledge, none of the methodologies supported by CorVu products are protected under intellectual property law. Each methodology represents an approach to measuring an organization's performance against strategic goals and specific performance targets. Our customers use our products to implement one or more performance management methodologies of their choice. One of these methodologies is known as "Balanced Scorecard."

The Balanced Scorecard is a performance management methodology first introduced by Dr. Robert Kaplan and Dr. David Norton in their 1992 Harvard Business Review article, "The Balanced Scorecard – Measures that Drive Performance." The Balanced Scorecard recognizes four dimensions as integral for developing an enterprise view of performance: financial, customer, internal and innovation. The Balanced Scorecard is a business performance management system designed to enable the management of an organization to translate its mission statement and strategy into specific goals and measurements. Management then may communicate these goals and measurements throughout the entire organization by using any means management considers appropriate, to provide guidelines for an employee's contribution to the performance of the organization.

We generate revenues in three areas: (1) sale and licensing of our software products; (2) consulting and training services (we refer to these services as "professional services"); and (3) maintenance agreements entered into in connection with the sale and licensing of our products.

Our Products

Our software products are designed to enable our customers to better measure and analyze their information in order to achieve strategic objectives and improve business performance through two basic products, CorBusiness and CorManage. Version 4.1 of both products is released to all customers. The following product descriptions are those of the 4.1 version of the products. Customers who have licensed previous versions of these products and who have active maintenance agreements receive these 4.1 versions at no additional charge.

CorBusiness is designed to address the needs of the data warehousing and business intelligence market. Data warehouses are databases designed specifically for accessing and analyzing information. They may be described as a "copy" of an organization's transaction database. Such databases have grown in popularity over the last few years as organizations are finding it more critical to understand and utilize their information resources. The term Business Intelligence (BI) generally refers to the process of accessing and analyzing such information in order to develop a more comprehensive understanding of one's organization and thus, to make more informed decisions. CorBusiness includes end-user query/reporting (i.e., information access and reporting), On-Line Analytical Processing ("OLAP") analysis (i.e., the multidimensional analysis of information, viewing data from many different perspectives and cross examinations) and executive dashboards (i.e., collections of many key performance indicators presented on a single screen through a simple graphical representation). The application modules are as follows:

Graphical Analysis – designed to empower users with easy ad-hoc access to data. Once retrieved, users can access various levels of their data to explore and analyze information more easily and more comprehensively. Such ad-hoc analysis is designed to enable users to uncover and understand trends that may be hidden in the data.

Informative visual reports created with the help of the graphical analysis module may include:

- an unlimited amount of headers and footers;
- aggregates, i.e., sums, averages, counts, etc.;
- conditional color-coding, i.e., red numbers indicate poor performance, green numbers indicate good performance; and
- the ability to view summary information first and double-click on specific data to reveal information on various levels of details.

Users can arrange the available information in a variety of graphical presentations, e.g. in the form of a "pie chart" or as a column chart. Graphs may also be "rotated" for 3-dimensional viewing, giving users a more complete visual understanding of the information.

Report Writer – designed to provide the more sophisticated user with the ability to produce:

- composite reports including both data and graphics;
- calculations such as sums, averages, and counts on several levels;
- graphic images, and other multimedia objects, such as video or audio clips.

The module is intended to allow quick and easy formatting of data, even for financial reporting layouts. Users who generate a report with the help of this Report Writer can tightly integrate the report with an existing application.

Executive Alerts – designed to enable executives to quickly and graphically monitor those performance measures that they consider to be important for their business. Simple visual presentation is meant to provide more immediate information regarding the health of an enterprise. As with other CorVu modules, users may access various levels of data by simply clicking on the graph to view specific sub-groups and constituents of the graph. This capability may be important for decision makers who need the appropriate level of detail to answer specific business questions.

CorManage is designed to satisfy various demands of the Business Performance Management market – such as the ability to link specific performance measures to specific strategic objectives; and the ability to identify the impact one strategic objective may have on another within the organization. CorManage combines the CorBusiness application – described above - with an offering based on the Balanced Scorecard methodology – including forecasting, strategic modeling and what-if analysis. In addition to the CorBusiness application, CorManage includes:

Forecasting - Unlike query and reporting tools, which tell users what has happened in the past, this business tool intends to assist users in more accurately predicting future events. Our Forecasting module is designed to examine the past and to apply selected statistical methods, strategies and parameters to predict future trends and events. Once created, users can modify forecasts as desired and use them in other programs.

Impact Analysis – This module is designed to provide "what-if" analysis for simulated business modeling. "What-if" business models are simulations based on hypotheses posed by the users. Users then analyze these simulations to help predict future trends and events. They also assist users in testing business plans and measuring the business impact prior to implementation. Model simulations are comparable to historical data or other models using CorVu's graphical formats and analytical features that integrate Enterprise Business Performance Management concepts with traditional Business Intelligence functions.

Balanced Scorecard – This module is designed to combine strategic measurement and management systems and provide current performance results and analysis. Our Balanced Scorecard products are intended to give users the ability to translate strategic and organizational objectives into individual performance measures, as well as show individual employees ways to contribute to the overall performance of the organization. CorVu's Balanced Scorecard products enable executives to link performance results with processes that may drive those same results, and to learn how to leverage the value of all other information technology applications.

Our CorVu WebServer is designed to give access to each of these applications via the worldwide web. From a Windows browser users can access the various CorVu products to track overall performance with the Balanced Scorecard, access Executive Alerts, produce queries and reports, perform OnLine Analytical Processing (OLAP) analysis, interrogate business forecasts and to provide "what-if" scenarios.

CorPortfolio is designed to satisfy various demands of the Business Intelligence market. This product allows users to combine various types of disparate reports and graphs into a single document for distribution and/or presentation. For example, with CorPortfolio a user may create a single electronic document – which we refer to as a portfolio – that contains pie graphs, bar charts, financial statement reports, etc. Additionally, this portfolio could also contain non-CorVu files, such as files from spreadsheets, word processing documents or other office applications. Users are then permitted to insert title pages and a table of contents along with textual annotations that explain the meaning of the graphs and reports included in the portfolio.

RapidSCORECARD is designed to provide CorVu customers a pre-built database platform for creating a Balanced Scorecard application. Scorecard-In-A-Box combines this pre-built database with pre-defined reports (from CorManage), and consulting services to enable customers to deploy automated Balanced Scorecard solutions in a short amount of time. The application is targeted at small to medium sized companies or individual departments or business units within a large multi-national organization.

CorVu's client products are available for Windows 95/98, WindowsNT and Linux. CorVu's server products are available on WindowsNT, UNIX, and Linux. All pricing is based upon the number of users licensed under the agreement with the respective customer.

CorVu software products contain the following essential components:

CorVu Knowledge Library – is designed to present the end-user with database information in common terms rather than in technical computer jargon.

CorVu Server - with support for UNIX and Windows-NT, the CorVu Server is designed to allow CorVu users to process and analyze larger volumes of data, since it utilizes the power of large, server-based computers to process data, rather than the users' desktop computers.

CorVu Gateway – is designed to provide each end-user with access to all data included in the customers' systems.

CorVu Intelligent Scheduler – is designed to enable users to effectively manage when their queries and reports will run. This allows users to have repetitive reports – such as monthly financial statements - run automatically at predetermined intervals.

Professional Services

In an effort to assist our clients in implementing Enterprise Business Performance Management software, we have developed the RapidROI Program which consists of consulting, installation, implementation, and training services. The program is designed to facilitate the implementation and use of our products in the organizations of our customers and thus, to establish long-term relationships with our customers. In the RapidROI program, CorVu consultants work with customers through a step-by-step process, confirming customer satisfaction at each stage prior to moving on. This process typically entails the following steps:

Initial Interview - CorVu consultants conduct interviews with client personnel to be able to define the client's expectations and needs.

Design - CorVu consultants work with client personnel to design an implementation agenda which the client approves as appropriate for its needs.

Implementation - Installation and setup of the CorVu products ordered.

Training - While much training occurs at each individual stage, most customers consider the assistance of consultants especially helpful when they start to use CorVu's software products. Administrative training occurs primarily during the implementation stage.

Performance Tuning – Depending on the individual customer, the adaptation of the specific CorVu product may prove necessary.

While each of these stages may be required in varying degrees, we company attempt to provide customized services to our customers to make the implementation of our products a success.

Maintenance Agreements

We also provide support services to customers with "Software Maintenance Agreements." Such customers are entitled to:

- New Versions of CorVu Software
- Help Desk Support Services
- Online Support Services

A Software Maintenance Agreement is meant to give customers access to our help desk staff when the customers experience a software problem or have any questions regarding the use of our products. Customers with Software Maintenance Agreement may reach our help desk staff via telephone, e-mail or through our home page on the World Wide Web (www.corvu.com). The services provided through the World Wide Web are designed to make it easier for customers to answer questions and solve problems without the need for direct assistance from our support personnel.

(ii) Market for our Products and Services

Our management believes that the market for our products and services includes small, medium and large corporations across all industry segments. Regardless of size, all organizations are concerned with improving their performance. Various analyst organizations agree that performance management concepts, such as the balanced scorecard methodology, may be a way to achieve such performance improvement.

Our currently available information suggests that 40% of our customers are active in the manufacturing and distribution sectors. Over the last 12 to 24 months we have been able to increase our sales to organizations in other sectors, such as financial services, insurance, healthcare, pharmaceuticals, telecommunications, and government and other segments of the public sector.

(iii) Distribution of our Products and Services

CorVu products and services are sold through our subsidiaries' sales offices and through "Value Added Resellers," distributors and marketing alliances.

Our Sales Offices – Our subsidiaries have sales offices in the U.S. in Atlanta, Minneapolis and Dallas. In Europe, our sales offices are located in London, Rotterdam and Munich. Sales offices for the Asian-Pacific region have been established in Sydney, Melbourne and Auckland. Direct sales activities are concentrated on Fortune 2000 accounts.

Value Added Resellers (VARs) – Our VARs are software companies with industry applications that sell our software products in conjunction with their own products. Some VARs will private-label CorVu products. Current VARs offer CorVu products into a variety of industries, including manufacturing, distribution, warehouse logistics, healthcare, insurance, mining, power/utilities, and human resources. Under the typical agreement between a VAR and one of our subsidiaries, the VAR receives the non-exclusive license to sell the software products specified in the agreement and to grant sublicenses for the use of such software to users of the VAR's applications. The license fees paid by a VAR are a percentage of our standard license fee for the use of our software and may be increased at our discretion upon 30 days prior written notice. Any of the parties may terminate the agreement without giving any reason by giving written notice 90 days prior to the termination date. A typical VAR agreement would have a three year term.

Distributors – CorVu distributors are companies that sell technology into geographic regions where CorVu has no physical presence. Currently we have distributors located in Brazil, the Czech Republic, Indonesia, Mexico, Norway, the Philippines, Saudi Arabia, Singapore, South Africa, South Korea, Sri Lanka, and Thailand. Our subsidiaries typically grant to their distributors the non-exclusive license to sell the software products specified in the distributor agreement and to grant sublicenses for the use of such software. The fees a distributor has to pay are a percentage of our standard license fee for the use of our software and may be increased at our discretion upon 30 days prior written notice. The agreement may be entered into for a five year term; termination usually requires cause such as nonperformance.

Alliance Partners – Our "Alliance Partners" are companies that provide both technology and management consulting and implementation services but typically do not actually sell software. They recommend CorVu products as a service to their clients. The Alliance Partners often provide great influence into large corporate sales. Smaller regional alliances with such firms also provide influence into smaller and mid-size companies in the partner's locale. Such Alliance Partners maintain no financial relationship with CorVu in that they do not receive fees in exchange for their recommendations. The Partners benefit from such recommendations because we will, if the occasion arises, refer management consulting services to them.

CorVu Associate Partners (CAPs)- Our CAPs act as independent contractors working in a self-determined territory on a commission-only basis. Targeted candidates will bring with them a strong background in CorVu's key markets, like ERP systems and the Balanced Scorecard methodology. Based on their background, these candidates can leverage prior market experience and business relationships, which should allow them to identify, qualify and penetrate key accounts with CorVu's solutions.

Historically, approximately 10% of our annual revenues have been received through distributors, and 32% through VARs. Alliance Partners and CAPs – as a group and on an individual basis - do not currently account for a quantifiable part of our business.

(iv) Competition

We are unaware of competitors whose products perform all of the functions performed by our products. However, there are competitors whose products perform certain of the functions performed by our products, but do not integrate all the functions performed by our products into one product. We compete in the market for Business Intelligence (BI) software, and focus especially on one Business Intelligence application, the Balanced Scorecard methodology of performance management.

Business Intelligence (BI) – Business Intelligence is the term generally applied to the process of accessing and analyzing information. Our product "CorBusiness" is designed to address these needs. Some of the competitors we encounter in this market are Cognos, Business Objects and Brio. However, our management believes that these competing products focus only on specific business intelligence features, such as end user query and reporting, or sophisticated programmer reporting, or multidimensional information analysis. In contrast, CorVu products are designed to offer a suite of integrated applications covering all of the business intelligence features mentioned above.

To the best knowledge of our management, the most recent analysis of the market for Business Intelligence (BI) Software is Dataquest's "Business Intelligence Software Market Share: 1998," published July 19, 1999. That study predicts that the market for such software will develop as follows:

Business Intelligence Five-Year Forecast (Millions of U.S. Dollars)

BI Category	1998	1999	2000	2001	2002	2003	CAGR(%)
Query Reporting & OLAP	910.8	1086.6	1363.7	1681.5	2058.1	2465.6	22.0
Advanced BI Device Tools	572.3	734.8	991.3	1316.4	1714.0	2183.6	30.7
BI Applications	603.2	879.1	1267.6	1765.3	2408.6	3186.0	39.5
Data Mining	60.2	73.8	67.9	63.1	57.5	52.4	-2.7
Total BI	2146.5	2774.4	3690.6	4826.3	6238.3	7887.6	29.7

Balanced Scorecard – The Balanced Scorecard is one of several Business Intelligence methodologies. In its aforementioned study, Dataquest therefore included estimates for the market size of Balanced Scorecard applications in the category "BI Applications." To our knowledge, there are no market analyses available which describe separately the market share of the various Business Intelligence applications, such as the Balanced Scorecard.

Our management is aware of only a few companies offering software based on the Balanced Scorecard methodology. We consider Hyperion, Gentia, and Panorama Business Views to be our most important competitors in this area. However, we are not aware that they also offer products that tightly integrate business intelligence applications with their Balanced Scorecard software. A few vendors of applications that are designed to automate an entire organization (also called "Enterprise Resource Planning" or "ERP" vendors) have recently announced initiatives to offer balanced scorecard applications. We are not aware that they intend to sell their products outside of their existing client base. To our knowledge, these products are designed to work only with performance data contained within the application already installed by the ERP vendor. Our management therefore does not consider these vendors' products to be competitive with our products in the market. On the contrary, we believe that their entry into this market may actually benefit our Company by validating the market for balanced scorecard software products. Their announcements may attract attention to these products and actually raise the awareness of CorVu in the market.

Our management believes that our products are competitive due to features such as ease of deployment, low overhead and administration, ease of use, integrated application suite, and appeal to broad user requirements.

(v) Our Customers

Over 3,000 customers worldwide have licensed CorVu products. These include companies like Citibank, American Express, Ford Motor Company, St. Jude Medical, Hilton Hotels, Prudential Insurance, AB Nynas Petroleum, Federal Express, CVS Pharmacy, Merck, British Customs and Excise, Australia Dept of Veterans Affairs and US Census 2000. The most revenue that any single customer or partner has contributed to CorVu on an annual basis is about 6%. In the past, several of our customers have ordered additional software and services. These additional orders have occurred within a non-predictable time frame, that is, from a few months of the original order up to a few years after that order. The additional orders typically have been either (a) the addition of users for new projects, departments, divisions etc. within a given customer, or (b) the purchase of new products as these become available. Our management estimates that such repeat business accounts for approximately 5% of our annual license revenues.

(vi) Intellectual Property

Due to the length of the patent application procedure on one hand and the necessity to continually develop and improve our software products on the other hand, we have not sought patent protection for any of our products. However, applications for the registration of the trademarks "CorVu," "CorBusiness," "CorManage" and "Managing Business Performance" are pending with the U.S. Patent and Trademark Office. In Brazil, Colombia, Mexico and Venezuela, applications for registration of the trademark "Corvu Managing Business Performance" which includes our Company's logo are pending. Once granted, the trademarks in the U.S. and in the named Southern American Countries will have a duration of ten years, with the possibility of renewals for like terms. In Australia, a trademark for "CorVu Your Window Into the Future" and its design is registered. This trademark will be up for renewal in 2005.

Contracts under which we license the use and/or sale of our products include confidentiality clauses to protect our products and any information in connection with them as trade secrets.

(vii) Research and Development Activities

In fiscal 2000, we incurred a total amount of $1,064,141 on research and development activities, and in fiscal 2001, a total of $1,257,855. None of these costs was borne directly by any customer.

(viii) Our Employees

As of June 30, 2001, we employed 96 people in our Company and our subsidiaries around the world. Thirty-three of these employees worked in Sales and Marketing, 33 provided professional services such as training and general product assistance, 17 worked in product development and 13 provided general administrative services. All of our employees are working full-time.

ITEM 2. DESCRIPTION OF PROPERTY

Our corporate headquarters are located at 3400 West 66th Street, Edina, Minnesota. On June 1, 1998, we entered into a sublease agreement that will expire on August 31, 2002, to rent approximately 6,271 rentable square feet. Pursuant to the sublease agreement, we make monthly base rent payments of approximately $5,500. In addition to the rent payments, we reimburse the sublandlord all amounts that may become due under the lease between the landlord and our sublandlord, for any operating costs allocable to our premises based upon the rentable square foot office area allocable to our premises. Total monthly rent payments amount to approximately $10,700. The premises include a reception area, conference and training rooms, as well as executive and administrative offices.

The major regional centers of our subsidiaries are located in Sydney (Australia) and London (Great Britain). Total monthly rental payments for the Sydney office amount to about $8,700 and for the London office to approximately $6,400. These amounts are subject to variations due to the applicable exchange rates. The lease agreements vary concerning terms and conditions, and are subject to the applicable local law.

ITEM 3. LEGAL PROCEEDINGS

In April 2001, the Company and its officers and directors were served a lawsuit brought by Calton, Inc. ("Calton") and Gildea Management Company ("Gildea") in the Superior Court of New Jersey, Monmouth County. After removal to federal court, the case was transferred to the United States District Court, District of Minnesota. Calton and Gildea purchased securities from the Company in November 1999 and January 2000. The lawsuit claims that Company officials knowingly provided false and misleading information regarding the historical and future financial performance of the Company to the shareholders, which induced them to make these investments, which totaled approximately $1.5 million. Calton and Gildea are seeking damages in an unspecified amount or, in the alternative, rescission of the stock purchase agreements. The case is being handled by the Company's attorney and its insurance carrier. The Company believes it has meritorious defenses against these claims.

In April 2001, the Company was served a lawsuit brought by American Express Travel Related Services Company, Inc. in the Supreme Court of the State of New York, County of New York. The plaintiff is seeking payment of the balance due them of approximately $976,000. While the Company does not dispute the underlying liability, it does dispute certain aspects of the claim. The Plaintiff has filed a motion for summary judgment and the Company is preparing its response. The Company has retained local counsel to assist it with this matter.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY-HOLDERS

Not applicable.

PART II.

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock of Minnesota American, Inc. was traded in the over-the-counter market with prices quoted on the OTC Bulletin Board under the symbol "MNAC." After the merger, we changed the symbol to "CRVU." To remain eligible for the OTC Bulletin Board, we had to become a reporting company pursuant to the Securities Exchange Act of 1934 and filed a registration statement Form 10-SB with the Securities and Exchange Commission. Beginning market open on February 10, 2000 and while the Securities and Exchange Commission reviewed our Form 10-SB, our stock was no longer quoted on the OTC Bulletin Board but only on other quotation mediums, including the National Quotation Bureau's Pink Sheets. We became a reporting company on April 3, 2000. The Securities and Exchange Commission finished its review of our Form 10-SB on July 20, 2000. Since August 14, 2000, our common stock is again quoted on the OTC Bulletin Board.

Quotations in the following table are based on information provided by IDD Information Services, Tradeline(r) on Lexis®. The quotations represent inter-dealer prices, without retail markup, markdown or commission, and do not necessarily represent actual transactions.

	Common Stock	
Fiscal Quarter Ended	**High Bid**	**Low Bid**
September 30, 1999	$2.75	$0.28125
December 31, 1999	$6.00	$0.6875
March 31, 2000	$8.75	$3.50
June 30, 2000	$5.00	$1.00
September 30, 2000	$2.50	$0.75
December 31, 2000	$1.3125	$0.125
March 31, 2001	$.359375	$.15625
June 30, 2001	$.5625	$.09375

As of September 15, 2001, we had approximately 151 shareholders of record. We have never paid cash dividends on our Common Stock and do not anticipate paying any such dividends in the foreseeable future. However, the holders of our Series A Convertible Preferred Stock are entitled to receive a cumulative dividend of 6.5% per year, payable semi-annually. As of June 30, 2001, two hundred shares of Series A Convertible Preferred Stock were outstanding.

In March 2000, the Company declared a warrant dividend to shareholders of record as of April 28, 2000. For every ten shares of common stock held, each shareholder received a warrant to purchase one share of common stock at a price of $8. The warrant expires in 2002 and is cancelable, at the Company's option, upon 30 days notice if the Company's stock closes at a price of $12 per share or higher for at least ten consecutive trading days. An aggregate amount of 1,954,339 warrants was distributed to the Company's shareholders.

Recent Sales of Unregistered Securities

In June 2001, the Company issued a seven-year Warrant to a customer in consideration of software license and related service fees. The Warrant is for the purchase of 100,000 shares at an exercise price of $0.15 per share. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

CorVu is an international provider of Integrated Business Intelligence and Business Performance Management software. Our Company designs, develops, markets and supports its management software products and its services through sales offices of our subsidiaries as well as through distributors, Value Added Resellers, and Alliance Partners. Sales and support offices belonging to our subsidiaries are located throughout the United States, Australia and Europe. See for details ITEM 1, Business of the Issuer.

On January 14, 2000, the former CorVu Corporation merged with and into Minnesota American, Inc. In connection with the merger, Minnesota American, Inc., the company surviving the merger, changed its name to "CorVu Corporation." Minnesota American, Inc. had operated its business through two subsidiaries. Prior to the merger, Minnesota American, Inc. ceased to operate one of the subsidiaries and sold the other subsidiary, thus discontinuing all of its business activities. The Surviving Company continues to operate the business operated by the former CorVu Corporation before the merger. Accordingly, the discussion and analysis provided below focuses on the financial position and results of operations of the former CorVu Corporation.

Fiscal Year Ended June 30, 2001 versus June 30, 2000

REVENUES:

CorVu derives its revenues from three sources: (i) the sale and licensing of its software products; (ii) consulting and training services; and (iii) maintenance agreements in connection with the sale and licensing of software products. CorVu recognizes revenue in accordance with Statement of Position No. 97-2, Software Revenue Recognition, as amended by Statement of

Position 98-9. Software license revenue is recognized when all of the following criteria have been met: there is an executed license agreement, software has been delivered to the customer, the license fee is fixed and payable within twelve months, collection is deemed probable and product returns are deemed reasonably estimable. Revenues related to multiple element arrangements are allocated to each element of the arrangement based on the fair values of elements such as license fees, maintenance and professional services. Fair value is determined based on vendor specific objective evidence. Maintenance revenues are recognized ratably over the term of the maintenance contract, typically 12 to 36 months. Consulting and other revenues are recognized when services are performed.

Total revenue decreased by $658,231 (5%) from $12,809,294 for the year ended June 30, 2000 to $12,151,063 for the year ended June 30, 2001.

Software and license fee revenues decreased $2,720,132 (36%) from $7,607,770 in 2000 to $4,887,638 in 2001. Management believes several factors are responsible for this. Over the past twelve months, CorVu has conducted a realignment of its sales efforts, focusing all energies on its key markets – mid-market ERP users, vertical industry analytical applications and, of course, balanced scorecard solutions. CorVu has also made adjustments to its geographic expansion policy, adopting a more partner-centric model. This adjusted sales model requires less operating costs including fewer salespeople, office locations and travel costs. While these proactive items may have had a temporary negative effect on new license revenue, they have clearly had a positive impact on the bottom line performance over the past twelve months (see discussion of Operating Expenses below). Further, these adjustments have refocused the Company on its target markets. In addition, the current economic climate has negatively impacted all industries, causing many companies to freeze IT spending or delay active projects that involve the implementation of the Company's products and solutions.

Maintenance, consulting and other revenues increased by $2,061,901 (40%) from $5,201,524 in 2000 to $7,263,425 in 2001. This increase is due to the increased customer base for both consulting and training services. In addition, annual maintenance fees continued to increase in line with the increased customer base.

OPERATING EXPENSES:

Operating expenses decreased by $5,636,187 (27%) from $20,955,515 for the year ended June 30, 2000 to $15,319,328 for the year ended June 30, 2001.

Cost of maintenance, consulting and other expenses increased $56,580 (2%) from $3,282,770 in 2000 to $3,339,350 in 2001.

Product development costs increased $193,714 (18%) from $1,064,141 in 2000 to $1,257,855 in 2001. This reflects an initiative to keep pace with the ever changing software environment and the continued need to improve features and functionality of the CorVu products.

Sales and marketing expenses decreased $3,387,947 (37%) from $9,252,957 in 2000 to $5,865,010 in 2001 due to the lower number of employees working in that sector (as discussed above under Software and license revenue) from 66 salespeople as of June 30, 2000 to 33 as of June

30, 2001. Other factors, such as lower expenditures for remote sales offices and travel expenses, reduction of middle sales management staff, advertising, and general marketing activities, also contributed to the reduced expenditure levels in this area.

General and administrative expenses decreased $782,195 (14%) from $5,639,308 in 2000 to $4,857,113 in 2001. Decreases experienced resulted from the changes in personnel discussed above, as well as the amendment of the CEO's employment contract, which occurred in January 2001, which lowered his annual salary from $330,000 to $180,000 per year.

Merger costs of $1,716,339 were incurred during the year ended June 30, 2000 to complete the reverse merger transaction with Minnesota American, Inc. including legal, accounting and broker fees.

INTEREST EXPENSE:

Interest expense decreased by $335,778 (70%) from $476,737 in 2000 to $140,959 in 2001. In November 1999, the Company entered into two loan agreements with third parties totaling $500,000. The agreement allowed the holder to convert the debt into common stock at any time at a conversion rate of $1.78 per share. In addition, the loan was automatically convertible into common stock upon the closing of the merger with Minnesota American, Inc. The loan agreements also called for the issuance of warrants to purchase up to 506,250 shares of common stock at an exercise price of $.01 per share. The increase in interest expense, net was caused by the recording of approximately $317,000 of non-cash interest expense charges related to this debt instrument. The non-cash charges were required to (1) reflect the difference between the $1.78 per share conversion price included within the agreements and $2.67 per share, the Company's estimate of the fair value of the stock on the date of issuance and, (2) reflect the fair value of the warrants attached to the debt instrument using the Black-Scholes pricing model over the period the bridge loan was outstanding.

NET LOSSES:

CorVu Corporation incurred net losses of $3,309,224 and $8,622,958 for the years ended June 30, 2001 and 2000, respectively.

Liquidity and Capital Resources

Total cash and cash equivalents increased by $30,664 from $46,745 as of June 30, 2000 to $77,409 as of June 30, 2001.

Net cash provided by operating activities was $160,970 for the year ended June 30, 2001. The net loss for the period of $3,309,224 was offset by certain non-cash charges and by changes in working capital components such as the collection of accounts receivable balances and the increase in payables. Net cash used in investing activities was $10,400 for the year ended June 30, 2001 reflecting the acquisition of capital assets. Net cash used by financing activities was $123,335 for the year ended June 30, 2001. Proceeds from the sale of common stock accounted for $39,728. During the year ended June 30, 2001, the Company repaid $411,024 of an existing note payable. Additionally, the Company received borrowings from directors of $458,050 and repaid director loans in the amount of $210,089.

During the year ended June 30, 2001, the Company incurred an operating loss of $3,168,265. As of June 30, 2001, the Company had an accumulated deficit of $22,641,345, total stockholders' deficit of $6,191,791, and negative working capital of $6,296,864. In addition, as of September 20, 2001, due to inadequate funds, the Company has not paid the outstanding principal on an existing note payable that was originally due on December 16, 1999 and has not remitted approximately $800,000 of employee and employer payroll taxes. The Company's ability to continue as a going concern is dependent on it ultimately achieving profitability or raising additional capital.

CorVu's management is undertaking several initiatives to address the Company's liquidity, including the following: (1) continued efforts to increase CorVu's revenues from software licenses and other revenue sources; (2) obtain additional debt and/or equity financing; (3) reduce operating costs. CorVu's management believes that these activities will generate sufficient cash flows to sustain CorVu's operations through the end of fiscal 2002.

Forward-Looking Statements

Certain statements contained in this Report constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements appear in a number of places in this Report and can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "will," "forecast," and similar words or expressions. The Company's forward-looking statements generally relate to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; (iii) the Company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. Investors must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. The Company undertakes no obligation to update any forward-looking statement.

Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the Company's forward-looking statements, such factors include, but are not limited to: (i) the general development of the market for business intelligence software, especially for balanced-scorecard solutions; (ii) the effects of the Company's changed sales and marketing strategy; and (iii) the ability of the Company to raise additional financing.

CORVU CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2001 and 2000

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To CorVu Corporation:

We have audited the accompanying consolidated balance sheet of CorVu Corporation and subsidiaries as of June 30, 2001, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CorVu Corporation and subsidiaries, as of June 30, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency and has a stockholders' deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ VIRCHOW, KRAUSE & COMPANY, LLP

Minneapolis, Minnesota
September 20, 2001

Independent Auditors' Report

The Board of Directors and Stockholders
CorVu Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheet of CorVu Corporation and subsidiaries (the Company) as of June 30, 2000, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CorVu Corporation and subsidiaries as of June 30, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency and has a stockholders' deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Minneapolis, Minnesota

September 18, 2000

CORVU CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
June 30, 2001 and 2000

Assets		**2001**	**2000**
Current assets:			
Cash and cash equivalents	$	77,409	46,745
Trade accounts receivable, net of allowance for doubtful Accounts of $145,000 and $305,000, respectively		2,668,802	4,263,681
Prepaid expenses		95,347	114,621
Other assets		50,056	68,731
Total current assets		2,891,614	4,493,778
Furniture, fixtures, and equipment		341,373	406,404
Less accumulated depreciation		(236,300)	(238,241)
		105,073	168,163
	$	2,996,687	4,661,941
Liabilities and Stockholders' Deficit			
Current liabilities:			
Accounts payable	$	2,951,684	2,516,200
Accrued compensation and related costs		2,600,675	2,179,220
Deferred revenue		2,120,172	2,550,192
Accrued interest		23,663	51,211
Other accrued expenses		741,816	429,561
Note payable		188,123	599,147
Director advances		562,345	314,384
Total current liabilities		9,188,478	8,639,915
Total liabilities		9,188,478	8,639,915
Stockholders' deficit:			
Undesignated capital stock, 24,000,000 shares in 2001 and 2000, none issued.		—	—
Series A convertible preferred stock, $10 par value: 1,000,000 shares authorized; 200 shares issued and outstanding in 2001 and 2000		2,000	2,000
Common stock, $0.01 par value; 25,000,000 shares authorized; 20,157,781 and 19,509,660 shares issued and outstanding in 2001 and 2000, respectively		201,522	195,097
Additional paid-in capital		16,159,995	15,577,033
Accumulated deficit		(22,641,345)	(19,331,991)
Deferred compensation		(318,100)	(688,050)
Accumulated other comprehensive income		404,137	267,937
Total stockholders' deficit		(6,191,791)	(3,977,974)
Commitments (Notes 4, 10 and 11)			
Total liabilities and stockholders' deficit	$	2,996,687	4,661,941

See accompanying notes to consolidated financial statements.

CORVU CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended June 30, 2001 and 2000

	2001	2000
Revenues:		
Software and license fees	$ 4,887,638	7,607,770
Maintenance, consulting, and other	7,263,425	5,201,524
Total revenues	12,151,063	12,809,294
Operating costs and expenses:		
Cost of maintenance, consulting, and other	3,339,350	3,282,770
Product development	1,257,855	1,064,141
Sales and marketing	5,865,010	9,252,957
General and administrative	4,857,113	5,639,308
Costs of merger	-	1,716,339
Total operating costs and expenses	15,319,328	20,955,515
Operating loss	(3,168,265)	(8,146,221)
Interest expense	(140,959)	(476,737)
Net loss	$ (3,309,224)	(8,622,958)
Loss per common share—basic and diluted	$ (0.17)	(0.50)
Weighted average shares outstanding—basic and diluted	19,779,415	17,238,620

See accompanying notes to consolidated financial statements.

CORVU CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders' Deficit
Years ended June 30, 2001 and 2000

	Preferred stock		Common stock		Additional paid-in	Accumulated	Deferred	Accumulated other comprehensive Income	Total stockholders'
	Shares	Amount	Shares	Amount	capital	deficit	compensation	Income	deficit
Balance, June 30, 1999	4,200	$ 42,000	16,347,329	$ 163,473	4,242,399	(9,473,781)	(75,000)	211,355	(4,889,554)
Comprehensive loss:									
Net loss	—	—	—	—	—	(8,622,958)	—	—	(8,622,958)
Foreign currency translation adjustment	—	—	—	—	—	—	—	56,582	56,582
Comprehensive loss	—	—	—	—	—	—	—	—	(8,566,376)
Conversion of note payable- parent	—	—	469,286	4,693	2,335,396	—	—	—	2,340,089
Non-cash charges related to equity transactions (Notes 6 and 9)	—	—	393,461	3,934	3,187,090	—	—	—	3,191,024
Deferred compensation	—	—	—	—	1,005,500	—	(613,050)	—	392,450
Issuance of common stock	—	—	1,947,209	19,473	3,520,780	—	—	—	3,540,253
Stock option/warrant exercises	—	—	320,375	3,204	10,936	—	—	—	14,140
Issuance of warrant dividend	—	—	—	—	1,235,252	(1,235,252)	—	—	—
Preferred stock conversions	(4,000)	(40,000)	32,000	320	39,680	—	—	—	—
Balance, June 30, 2000	200	$ 2,000	19,509,660	$ 195,097	15,577,033	(19,331,991)	(688,050)	267,937	(3,977,974)
Comprehensive loss:									
Net loss	—	—	—	—	—	(3,309,224)	—	—	(3,309,224)
Foreign currency translation adjustment	—	—	—	—	—	—	—	136,200	136,200
Comprehensive loss	—	—	—	—	—	—	—	—	(3,173,024)
Preferred stock dividends	—	—	—	—	—	(130)	—	—	(130)
Non-cash charges related to equity transactions (Notes 6 and 9)	—	—	—	—	169,511	—	—	—	169,511
Deferred compensation	—	—	—	—	—	—	369,950	—	369,950
Salary forgiven by executive	—	—	—	—	241,586	—	—	—	241,586
Issuance of common stock	—	—	25,000	250	9,750	—	—	—	10,000
Issuance of common stock for services	—	—	590,609	5,850	132,712	—	—	—	138,562
Stock option exercises	—	—	32,512	325	29,403	—	—	—	29,728
Balance, June 30, 2001	200	$ 2,000	20,157,781	$ 201,522	16,159,995	(22,641,345)	(318,100)	404,137	(6,191,791)

See accompanying notes to consolidated financial statements.

CORVU CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended June 30, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$ (3,309,224)	(8,622,958)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	73,490	52,851
Salary forgiven by executive	241,586	—
Warrants and stock options vested	565,147	2,633,474
Common stock issued for services	112,876	—
Changes in operating assets and liabilities:		
Trade accounts receivable, net	1,682,616	(514,057)
Prepaid expenses	19,274	2,748
Other current assets	18,675	(9,937)
Accounts payable	459,311	628,328
Accrued compensation and related costs	444,640	690,104
Deferred revenue	(453,676)	1,145,609
Accrued interest	(27,548)	21,013
Other accrued expenses	333,803	241,156
Net cash provided (used) in operating activities	160,970	(3,731,669)
Cash flows from investing activities:		
Capital expenditures	(10,400)	(68,073)
Net cash used in investing activities	(10,400)	(68,073)
Cash flows from financing activities:		
Net proceeds from sale of common stock	39,728	3,554,393
Proceeds from reverse merger	—	950,000
Collection of stock subscription receivable	—	250,000
Repayment of note payable	(411,024)	(807,853)
Borrowings on director advances	458,050	514,384
Repayment on director advances	(210,089)	(644,826)
Net cash provided (used) by financing activities	(123,335)	3,816,098
Effect of exchange rate changes on cash	3,429	(946)
Net increase in cash and cash equivalents	30,664	15,410
Cash and cash equivalents at beginning of year	46,745	31,335
Cash and cash equivalents at end of year	$ 77,409	46,745
Cash paid during the year for interest	$ 120,636	123,687

See accompanying notes to consolidated financial statements.

(1) Description of Business and Consolidated Financial Statement Presentation

(a) Organization

CorVu Corporation (the Company or CorVu) is an international provider of Integrated Business Intelligence and Business Performance Management Solutions. The Company designs, develops, markets, and supports its proprietary management software solutions. CorVu is a Minnesota corporation.

The Company's products and services are sold through both direct and indirect channels. Sales and support offices are located in the United States (U.S.), Australia, and United Kingdom/Europe.

(b) Basis of Consolidated Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Shares of common stock, options, warrants and loss per share information have been restated to reflect the reverse merger agreement and the share conversion rate established in the reverse merger agreement.

(2) Agreement and Plan of Reorganization

On January 14, 2000, the Company completed a reverse merger transaction with Minnesota American, Inc. (MNAC). The merger resulted in shareholders of the Company and MNAC owning approximately 74 percent and 26 percent, respectively of the outstanding shares of the combined entity. The shares of MNAC were quoted on the Over-the-Counter Bulleting Board (OTCBB) of the National Association of Securities Dealers (NASD). The combined entity changed its name to CorVu Corporation and continues CorVu's business operations. In addition, the Company received $950,000 in cash from MNAC.

(3) Summary of Significant Accounting Policies

(a) Revenue Recognition

Software license revenue is recognized when all of the following criteria have been met: there is an executed license agreement, software has been delivered to the customer, the license fee is fixed and payable within twelve months, collection is deemed probable and product returns are reasonably estimable. Revenues related to multiple element arrangements are allocated to each element of the arrangement based on the fair values of elements such as license fees, maintenance, and professional services. Fair value is determined based on vendor specific objective evidence. Maintenance revenues are recognized ratably over the term of the maintenance contract, typically 12 to 36 months. Consulting and other revenues are recognized when services are performed.

Deferred revenue represents payment received or amounts billed in advance of services to be performed. Billing occurs within 30 days of scheduled performance of services.

(Continued)

The Company nets the fair value of warrants issued in conjunction with software license agreements with the related license revenue. See Note 9.

(b) Software Development Costs

Software development costs are expensed as incurred until technological feasibility is established. Software development costs incurred subsequent to establishing technological feasibility are capitalized and amortized over their estimated useful lives. During fiscal 2001 and 2000, no software development costs were capitalized.

(c) Comprehensive Loss

Comprehensive loss represents the change in stockholders' deficit resulting from other than stockholder investments and distributions. Accumulated other comprehensive income in the consolidated statements of stockholders' deficit is solely comprised of the accumulated foreign currency translation adjustment.

(d) Foreign Currency Translation

The functional currency of the Company's subsidiaries is the local currency. Accordingly, the Company translates all assets and liabilities into U.S. dollars at current rates. Revenues, costs, and expenses are translated at average rates during each reporting period. Gains and losses resulting from the translation of the consolidated financial statements are excluded from results of operations and are reflected as a translation adjustment and a separate component of stockholders' deficit.

Gains and losses resulting from foreign currency transactions are recognized in the consolidated statement of operations in the period they occur.

(e) Net Loss per Share

Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares outstanding during the period. Diluted EPS recognizes the potential dilutive effects of stock options and warrants determined by the treasury stock method. No common stock equivalent shares have been included in the computation of diluted earnings per share because their inclusion would be anti-dilutive.

(f) Stock-based Compensation

The Company uses the intrinsic value-based method prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recorded only to the extent that the market price of the common stock exceeds the exercise price of the stock option on the date of grant.

(g) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized at the enacted rates for the future tax consequences attributable to differences between the financial statement carrying amounts of existing tax assets and liabilities and their respective tax basis. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

(h) Fair Value of Financial Instruments

The carrying value of the Company's financial assets and liabilities, because of their short-term nature, approximates fair value. The carrying value of notes payable and long-term debt approximates fair value because the current rates approximate market rates available on similar instruments.

(i) Cash and Cash Equivalents

Cash equivalents consist of highly liquid money market accounts carried at cost plus accrued interest, which approximates market value. All cash equivalents have remaining maturities of 90 days or less.

(j) Stock Subscription Receivable

Stock subscription receivables that are paid in full by the subscriber prior to the date the financial statements are issued are reflected as a current asset.

(Continued)

(k) Property and Equipment, Net

Property and equipment consists of property, equipment, furniture and computers and are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets which generally range from three to seven years.

(l) Advertising Costs

Advertising costs are expensed as incurred. Advertising costs totaled approximately $25,000 and $162,000 for the years ended June 30, 2001 and 2000, respectively.

(m) Research and Development Costs

Research and development costs are expensed as incurred.

(n) Business and Credit Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company sells principally to resellers and end users in the United States, Australia, and United Kingdom/Europe. The Company performs ongoing credit evaluations of its customers and accounts receivable are unsecured.

(o) Impairment of Long-lived Assets and Assets to be Disposed Of

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(p) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of those assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. A change in the facts and circumstances surrounding these estimates could result in a change to the estimates and impact future operating results.

(q) Reclassifications

Certain fiscal 2000 amounts have been reclassified to conform to the fiscal 2001 presentation.

(4) Liquidity

The accompanying consolidated financial statements are prepared assuming the Company will continue as a going concern. During the year ended June 30, 2001, the Company incurred an operating loss of $3,168,265. As of June 30, 2001, the Company had an accumulated deficit of $22,641,345, total stockholders' deficit of $6,191,791, and negative working capital of $6,296,864. In addition, as of June 30, 2001, due to inadequate funds, the Company has not paid the outstanding principal on the note payable discussed in Note 8, that was originally due on December 16, 1999 and has not remitted approximately $772,000 of employee and employer payroll taxes, including penalties and accrued interest.

The Company's ability to continue as a going concern is dependent on it ultimately achieving profitability or raising additional capital.

Management anticipates that the impact of the actions listed below, will generate sufficient cash flows to pay past due debts and fund the Company's future operations.

1. Continue to increase the Company's revenues from software licenses and other revenue sources.
2. Increase the level of indebtedness.
3. Solicit additional equity investment in the Company.
4. Reduce operating costs, as deemed necessary, in the event the sales of product licenses and/or additional equity or debt financing do not generate adequate proceeds.

(Continued)

(5) **Loss Per Common Share**

	For the Year Ended June 30, 2001		
	Loss (Numerator)	Shares (Denominato r)	Per-Share Amount
Basic Loss Per Share:	$ (3,309,224)	19,779,415	$ (0.17)
Effect of Dilutive Securities: None	--	--	--
Loss Per Share – Assuming dilution	$ (3,309,224)	19,779,415	$ (0.17)
	For the Year Ended June 30, 2000		
Basic Loss Per Share:	$ (8,622,958)	17,238,620	$ (0.50)
Effect of Dilutive Securities: None	--	--	--
Loss Per Share – Assuming dilution	$ (8,622,958)	17,238,620	$ (0.50)

(6) **Stock Options and Warrants**

The Company's 1996 Stock Option Plan (the Plan) provides for the issuance of up to an aggregate of 4,000,000 shares of common stock to employees, directors, and consultants. The Plan provides for the issuance of incentive and nonqualified stock options.

Under the Plan, the exercise price for incentive stock options is at least 100% of the fair market value on the date of the grant. The exercise price for incentive stock options is at least 110% of the fair market value on the date of the grant for persons with greater than 10% of the voting power of all classes of stock. Options generally expire in seven years; however, incentive stock options may expire in five years if the optionee owns stock representing more than 10% of the voting power of all classes of stock. Vesting periods are determined by a compensation committee appointed by the board of directors and generally provide for shares to vest ratably over three years.

The Company also has a 1993 Stock Incentive Plan that was in existence at the time of the merger with MNAC (see Note 2). This plan will not be used to issue any future stock options and, will only remain in existence until all outstanding options issued under it are exercised or forfeited.

During fiscal 2000, the Company granted options outside the Plan to employees to purchase common stock of 1,147,501. Accordingly, the Company has recorded deferred compensation of $318,100 and $688,050 as of June 30, 2001 and 2000, respectively, representing the difference between the deemed value of the common stock for accounting purposes and the option exercise price of such options on the date of grant. The Company recognized expenses of $369,950 and $354,950 for the fiscal years ended June 30, 2001 and 2000, respectively, for these stock option grants based upon the intrinsic value method in accordance with APB Opinion No. 25, and will recognize the remainder of the deferred compensation cost over the respective three year vesting periods of the options granted.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*. Accordingly, compensation expense has been recognized using the intrinsic value method prescribed in APB No. 25 and related interpretations. Had compensation cost for the Company's stock option grants in fiscal 2001 and 2000 been based on the fair value method prescribed by SFAS No. 123, the Company's net loss would have been increased by $1,307,413 and $1,625,246, respectively in 2001 and in 2000; net loss per share would have been increased by $0.07 and $0.09 in 2001 and 2000, respectively.

Under SFAS No. 123, the weighted average estimated fair value of stock options granted at exercise price equal to market price of grant date during 2001 and 2000 was $0.38 and $1.65 per share, respectively.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 0% for the period July 1, 1999-January 13, 2000 and 60% for the period January 14, 2000-June 30, 2000 and for fiscal 2001; risk-free interest rate of 7.0%; and expected lives of approximately seven years.

The activity for the Plans is summarized as follows:

	Options	Weighted-average exercise price per share
Outstanding at June 30, 1999	2,313,380	$ 1.97
Granted	1,181,316	3.03
Exercised	(442,000)	0.27
Forfeited	(281,750)	2.55
Outstanding at June 30, 2000	2,770,946	$ 2.64
Granted	2,140,600	0.61
Exercised	(32,512)	0.91
Forfeited	(1,339,368)	2.51
Outstanding at June 30, 2001	3,539,666	$ 1.46

(Continued)

Options activity outside the Plans is summarized as follows:

	Options	Weighted-average exercise price per share
Outstanding at June 30, 1999	388,125	$ 1.63
Granted	1,147,501	1.79
Exercised	--	--
Forfeited	(12,938)	1.78
Outstanding at June 30, 2000	1,522,688	$ 1.75
Granted	--	--
Exercised	--	--
Forfeited	(110,814)	2.39
Outstanding at June 30, 2001	1,411,874	$ 1.70

The following tables summarize information about stock options outstanding as of:

	June 30, 2001				
	Options outstanding			Options exercisable	
Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$0.20-0.92	1,683,975	6.1	$ 0.39	664,592	$ 0.49
1.25-3.00	3,222,565	4.9	2.04	2,357,378	2.05
7.00	45,000	5.7	7.00	23,000	7.00
$0.20-7.00	4,951,540	5.3	$ 1.53	3,044,970	$ 1.75

	June 30, 2000				
	Options outstanding			Options exercisable	
Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$0.20-0.92	346,876	3.5	$ 0.84	346,876	$ 0.84
1.33-3.00	3,843,258	5.7	2.33	1,809,007	2.26
7.00	103,500	6.7	7.00	10,000	7.00
$0.20-7.00	4,293,634	5.6	$ 2.32	2,165,883	$ 2.05

Warrants and options issued to third parties

During fiscal 2000, the Company issued 64,063 options and warrants to purchase common stock at $1.78 - $6.00 per share to vendors and consultants. The options and warrants are exercisable from the date of grant through November 2006. The fair value of the options and warrants at the date of grant was estimated to be approximately $54,000 using Black-Scholes pricing model which was expensed in the 2000 consolidated statement of operations. The following assumptions were used to calculate the

(Continued)

expense using the Black-Scholes pricing model: dividend yield of 0%; expected volatility of 0% for the period July 1, 1999-January 13, 2000 and 60% for the period January 14, 2000-June 30, 2000; risk-free interest rate of 7.0%; and expected lives ranging from four to seven years.

During fiscal 2000, in connection with various sales of common stock, the Company has issued warrants to purchase 564,375 shares of common stock at prices ranging from $1.78-$7.00 per share. The warrants expire at various times through December 2006. In connection with sales that occurred in April 2000, the Company paid its business advisor fees totaling $30,000 and issued warrants for a total of 30,000 shares, at exercise prices ranging from $4.00-$7.00, which expire in April 2005. The fair value of the warrants issued using the Black-Scholes pricing model was approximately $46,000. This amount was credited to Additional Paid-in Capital during the year ended June 30, 2000. The following assumptions were used to calculate the expense using the Black-Scholes pricing model: dividend yield of 0%; expected volatility of 60%; risk-free interest rate of 7.0%; and contractual life of five years.

During fiscal 2000, the Company issued 389,031 common shares and paid $47,500 to its business advisor at closing of the merger with Minnesota American, Inc. in exchange for services. In addition, the Company granted its business advisor a five-year warrant to purchase up to 185,572 common shares at $5.3125 per share. For accounting purposes, the Company has estimated the value of the stock and warrants issued to be $5.3125 per share, the closing trading price of the stock on the date of the merger and, accordingly, recorded a charge of approximately $2,411,000 in the year ending June 30, 2000. This charge is recorded in the year ended June 30, 2000 as a $950,000 reduction to Additional Paid-in Capital based on the amount of cash received in the merger, with the remainder ($1,461,000) shown as an operating expense. The following assumptions were used to calculate the expense using the Black-Scholes pricing model: dividend yield of 0%; expected volatility of 60%; risk-free interest rate of 7.0%; and contractual life of five years.

As of June 30, 2001, warrants to purchase a total of 1,997,760 shares of common stock were outstanding at exercise prices ranging from $.01-$7.00 per share, expiring through June 2008.

In March 2000, the Company declared a warrant dividend to shareholders of record as of April 28, 2000. For every ten shares of common stock held, each shareholder received a warrant to purchase one share of common stock at a price of $8. The warrant expires in 2002 and is cancelable, at the Company's option, upon 30 days notice if the Company's stock closes at a price of $12 per share or higher for at least ten consecutive trading days. The Company recorded the dividend of $1,235,252 based on the fair value of the warrants issued using the Black-Scholes pricing model. The following assumptions were used to calculate the expense using the Black-Scholes pricing model: dividend yield of 0%; expected volatility of 60%; risk-free interest rate of 7.0%; and contractual life of 2 years.

(Continued)

(7) Income Taxes

The Company has incurred net operating losses since inception. The Company has not reflected any tax benefit of such net operating loss carryforwards in the accompanying consolidated financial statements.

The income tax benefit differed from the amount computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	2001	2000
Computed "expected" tax benefit	34 %	34 %
State income tax, net of federal benefit	4 %	4 %
Merger related costs	-	(6)%
Other, primarily foreign tax rate difference	-	(2)%
Change in valuation allowance	(38)%	(30)%
	--%	--%

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets as of June 30 is presented below:

	2001	2000
Deferred tax assets:		
Foreign net operating loss carryforward	$ 2,391	$ 1,875
U.S. net operating loss carryforward	4,097	3,010
Stock compensation	1,147	1,225
Miscellaneous reserves and accruals	100	165
Other	(5)	(5)
Total gross deferred tax assets	7,730	6,270
Valuation allowance	(7,730)	(6,270)
Net deferred tax assets	$ --	$ --

(Continued)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management does not believe that it is more likely than not the Company will realize the benefits of these deductible differences. Accordingly, the Company has provided a valuation allowance against the gross deferred tax assets as of June 30, 2001 and 2000.

As of June 30, 2001, the Company has reported U.S. net operating loss carryforwards of approximately $10,890,000. The federal net operating loss carryforwards expire in the years 2010 through 2021.

Federal tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a change in ownership of the Company which constitutes an "ownership change," as defined by the Internal Revenue Code, Section 382. The Company's net operating loss carryforward may be subject to the above limitations.

(8) Note Payable

In February 1998, the Company entered into a loan agreement for approximately $927,000 with a third party lender. During fiscal 1999, the Company borrowed an additional $480,000. The note is secured by the assets of the Company. The interest rate on the outstanding principal balance is based on an index defined in the loan agreement plus 7% and 3%, as of June 30, 2001 and 2000, respectively. Interest is payable monthly. On June 30, 2001 and 2000 the interest rates were 12.025% and 6.28%, respectively. The outstanding principal balance was due on December 15, 1999. During fiscal 2001 and 2000, the Company made principal payments totaling approximately $411,000 and $808,000, respectively. In addition, subsequent to June 30, 2001, the Company has made additional repayments totaling approximately $75,000. The Company is in negotiations with the lender to extend the terms of the note.

(9) License Sale with Warrants

In June 2000 the Company entered into an agreement with a customer whereby the customer agreed to purchase software licenses valued at $402,000 as well as related maintenance and consulting services. In connection with this agreement, the Company issued a warrant to the customer for the purchase of up to 340,000 shares of the Company's stock at a price of $1.4156 per share. The warrant expires December 31, 2007. The fair value of the warrant at the date of grant was estimated to be approximately $401,000 using Black-Scholes pricing model, which was recorded as a direct reduction of license revenue in the accompanying consolidated statement of operations for the year ended June 30, 2000. The following assumptions were used to calculate the expense using the Black-Scholes pricing model: dividend yield of 0%; expected volatility of 60%; risk-free interest rate of 7.0%; and contractual life of seven years. In addition, as part of this agreement, the Company has agreed to pay royalties to the customer equal to 20% of all software and maintenance fees payable to the Company resulting from within the lodging, restaurant and hospital industries which utilize an application that is being co-developed by the Company and the customer for those industries. The royalty fee is 50%, up to an amount equivalent to the licenses and services purchased by the customer and 20% thereafter.

(Continued)

The royalty arrangement expires October 1, 2007. During fiscal 2001 and 2000, no royalty fees were incurred.

In June 2001, the Company sold additional software licenses to this customer for approximately $213,000. In connection with this sale, the Company issued warrants for the purchase of up to 100,000 shares of the Company's stock at a price of $0.15 per share. The warrant will expire in seven years. The fair value of the warrant at the date of grant was estimated to be approximately $10,000 using Black-Scholes pricing model, which was recorded in the accompanying consolidated statement of operations for the year ended June 30, 2001. The following assumptions were used to calculate the expense using the Black-Scholes pricing model: dividend yield of 0%; expected volatility of 60%; risk-free interest rate of 7.0%; and contractual life of seven years.

(10) Commitments

Operating Leases

The Company leases certain facilities and equipment under noncancelable operating leases that expire at various dates through 2005. Future minimum lease commitments under these operating leases are as follows:

Year ending June 30:	
2002	$ 510,000
2003	177,000
2004	108,000
2005	105,000
	$ 900,000

Rent expense under operating leases for the years ended June 30, 2001 and 2000 were $973,000 and $1,181,000, respectively.

(11) Director Advances

The Company has received interest-bearing advances from certain directors of the Company. Interest rates on interest-bearing advances vary from 8.5 to 11.0% as of June 30, 2001. These amounts are classified as current liabilities as the Company anticipates paying the amounts back during the year ending June 30, 2002. Amounts outstanding at June 30, 2001 and 2000 are $562,345 and $314,384, respectively. Interest expense was $34,340 and $24,775 on these advances for the years ended June 30, 2001 and 2000, respectively. The Company has repaid $25,000 of the advances to certain directors subsequent to June 30, 2001.

(12) Industry Segment and Operations By Geographic Areas:

The Company operates predominantly in one industry segment, being the design, development, support and marketing of its proprietary management software solutions. The geographic distributions of the Company's revenue and long-lived assets are summarized in the following table:

	Year Ended June 30,	
	2001	**2000**
Total Revenues:		
United States	$ 4,860,000	5,495,000
Australia	4,086,000	4,401,000
United Kingdom	3,205,000	2,913,000
	$12,151,000	12,809,000
Long-Lived Assets:		
United States	$ 22,000	38,000
Australia	39,000	14,000
United Kingdom	44,000	116,000
	$ 105,000	168,000

(Continued)

(13) Convertible Bridge Loan

On November 15, 1999, the Company entered into two loan agreements with third parties totaling $500,000. The outstanding principal was due on March 14, 2000. Interest was charged at a rate of 10% per annum. In addition, the agreements called for the issuance of warrants to purchase up to 506,250 shares of common stock at an exercise price of $.01 per share. After the merger of CorVu with and into Minnesota American, Inc., the outstanding principal and interest was converted into a total of 285,702 shares of common stock of our Company, at a price of $1.78 per share. The Company has recorded a non-cash expense of approximately $183,000 to reflect the fair value of the warrants issued using the Black-Scholes pricing model over the period the bridge loan was outstanding during the year ended June 30, 2000. The following assumptions were used to calculate the expense using the Black-Scholes pricing model: dividend yield of 0%; expected volatility of 60%; risk-free interest rate of 7.0%; and contractual life of five years. In addition, the Company recorded a non-cash expense of approximately $134,000 during the year ended June 30, 2000 to reflect the difference between the $1.78 per share conversion price and $2.67 per share, the estimated fair value of the Company's common stock on the date of the transaction. The fair value of the warrants and the conversion feature were determined to be $1,345,000 and $250,000, respectively. The fair value that was allocated to the warrants and the conversion feature were limited based on the proceeds of the loan. The value of the unamortized discount at the time of the conversion ($183,000) was charged to Additional Paid-in Capital.

(14) Preferred Stock

The Series A Convertible Preferred Stock ($10 par value) bears a 6.5% cumulative dividend rate payable January 1 and July 1 of each year. Each share of Series A Convertible Preferred Stock is convertible into eight shares of common stock. The Holder of each share of Series A Convertible Preferred Stock is entitled to eight votes, subject to adjustment. Upon an involuntary or voluntary liquidation or dissolution of the Company at any time, the holders of the Series A Convertible Preferred Stock are entitled to receive a liquidation preference of $10 per share. The preferred stock may be called for redemption in whole or in part by the Company for a redemption price of $11.70 per share. During fiscal year 2000, 4,000 shares of $10 par value Series A Convertible Preferred Stock were converted into common stock.

(15) Employment Agreement

On July 1, 1999, the Company entered into a three-year employment agreement with its chief executive officer. This agreement included options to purchase 675,000 shares of common stock at $1.33 per share. The fair value of the stock on the date of grant was $2.67 per share. The options vest over a period of three years and expire in June 2006. Accordingly, the Company has recorded expenses of $301,500 per year for the years ended June 30, 2001 and 2000, respectively and deferred compensation of $301,500 as of June 30, 2001, which will be expensed in fiscal 2002.

On January 1, 2001, the Company reached an agreement regarding an amendment to the above employment agreement. As of that date, the executive's base compensation was reduced to $180,000 from $380,000 per year. In addition, the executive will receive bonus compensation based on the achievement of certain pre-determined audited annual earnings before interest and taxes. As part of this amendment, the executive agreed to forgive compensation owed as of December 31, 2000 of approximately $242,000. This amount has been recorded in the period ended December 31, 2000 as a credit to Additional Paid-in Capital. During the six-month period ended December 31, 2000, the Company has recorded salary expense of $90,000 to the chief

(Continued)

executive officer, an amount that was never paid and was subsequently forgiven. As of September 15, 2001, due to inadequate funds, the Company owed the executive $75,000 under the amended agreement for services rendered since January 1, 2001.

(16) Installment Agreement with Internal Revenue Service

On March 29, 2001, the Company entered into an installment agreement with the Internal Revenue Service regarding the repayment of past due payroll taxes, penalties and interest. As of that date, the amount due under this agreement was approximately $931,000. The agreement called for monthly payments of $100,000 on April 15, 2001, $50,000 on May 15, 2001, $100,000 on June 15, 2001, $200,000 on July 15, 2001 and $100,000 on the fifteenth of each month thereafter, with any remaining balance being due on January 15, 2002. In July 2001, the Company renegotiated the monthly payment amounts to $50,000 per month. As of June 30, 2001, the balance due under this agreement was approximately $772,000, including penalties and accrued interest. In connection with this agreement, the Internal Revenue Service filed a federal tax lien against the Company's assets. This lien will be removed once all payments under the agreement are made.

(17) Litigation

In April 2001, the Company and its officers and directors were served a lawsuit brought by Calton, Inc. ("Calton") and Gildea Management Company ("Gildea") in the Superior Court of New Jersey, Monmouth County. After removal to federal court, the case was transferred to the United States District Court, District of Minnesota. Calton and Gildea purchased securities from the Company in November 1999 and January 2000. The lawsuit claims that Company officials knowingly provided false and misleading information regarding the historical and future financial performance of the Company to the shareholders, which induced them to make these investments, which totaled approximately $1.5 million. Calton and Gildea are seeking damages in an unspecified amount or, in the alternative, rescission of the stock purchase agreements. The case is being handled by the Company's attorney and its insurance carrier. The Company believes it has meritorious defenses against these claims.

In April 2001, the Company was served a lawsuit brought by American Express Travel Related Services Company, Inc. in the Supreme Court of the State of New York, County of New York. The plaintiff is seeking payment of the balance due them of approximately $976,000, which has been recorded by the Company as of June 30, 2001 in the accompanying balance sheet. While the Company does not dispute the underlying liability, it does dispute certain aspects of the claim. The Plaintiff has filed a motion for summary judgment and the Company is preparing its response. The Company has retained local counsel to assist it with this matter.

(18) Stock Purchase Plan

In December 2000, the Company established an employee stock purchase plan that allows employees to purchase common stock of the Company at a 15% discount. Under this plan, the Company has reserved 500,000 shares of common stock for issuance under the plan. As of June 30, 2001, contributions totaling approximately $15,000 have been collected for future stock purchases.

(Continued)

(19) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 established standards for accounting and reporting of derivative financial instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company has adopted this Standard on July 1, 2000 and it did not have a significant impact on the Company's financial position or results of operations.

Effective July 1, 2001, the Company adopted Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets", under which goodwill will remain on the balance sheet and will no longer be amortized. The adoption of this standard will not have an impact on the Company's financial position or results of operations.

Any other new accounting pronouncements issued do not have an impact on the Company's financial position or results of operations.

(Continued)

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Before the merger with CorVu Corporation, the principal accountant of Minnesota American, Inc. was Virchow Krause & Company, LLP. Since the company surviving the merger, CorVu Corporation, f/k/a Minnesota American, Inc., continues to operate the business of the former CorVu Corporation, the Company's executive officers decided to continue working with the accountant of the former CorVu Corporation, KPMG LLP, and to terminate the relationship with Virchow Krause & Company, LLP effective as of the merger on January 14, 2000. The Company is not aware that Virchow Krause & Company, LLP issued any report during the two years before the merger that contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles. The change of accountants was not recommended or approved by the board of directors or any committee of the board. The Company is not aware that there was any disagreement between Minnesota American, Inc. and Virchow Krause & Company, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

On June 22, 2001, KPMG LLP resigned as the Company's principal independent accountant. There were not, in connection with the audits of the fiscal years ended June 30, 2000 and 1999 and any subsequent interim period preceding KPMG LLP's resignation, any disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to KPMG LLP's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report, nor has KPMG LLP's report on the consolidated financial statements of the Company for the past two years contained an adverse opinion or disclaimer of opinion or been qualified as to audit scope or accounting principles. The audit reports of KPMG LLP on the consolidated financial statements as of and for the years ended June 30, 2000 and 1999 contained a separate paragraph stating that the Company has suffered recurring losses from operations, has a working capital deficiency and has a stockholders' deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Effective July 30, 2001, Virchow, Krause & Company, LLP was engaged as the Company's independent accounting firm. The decision to engage Virchow, Krause & Company, LLP as the Company's accountants was recommended by the Company's Audit Committee and approved by the Company's Board of Directors. After January 14, 2000 and before July 30, 2001, the Company did not consult Virchow, Krause & Company, LLP on any matter. There were not any disagreements with the accountants on accounting principles or practices, financial statement disclosure, or auditor's scope or procedure.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Directors and Executive Officers

The following table sets forth the name, age and position of each person who currently serves as a director and/or officer of our Company as of September 30, 2001. Our directors serve for an indefinite term that expires at the next regular meeting of our shareholders, and until such directors' successors are elected and qualified, or until such directors' earlier death, resignation, disqualification or removal as provided by law.

Name	Age	Position
David C. Carlson	45	Chief Financial Officer; Director
Ismail Kurdi	32	Director
Justin M. MacIntosh	51	Chairman, President, Chief Executive Officer; Director
James L. Mandel	44	Director
Alan M. Missroon, Jr.	38	Vice President Marketing; Director

David C. Carlson (Chief Financial Officer; Director). Before joining CorVu Corporation as Chief Financial Officer in July 1996, Mr. Carlson gained extensive experience in the area of accounting and business operations. He served from July 1979 to July 1984 in the audit division of Arthur Andersen & Co. From July 1984 to April 1989, he held the position of Controller and later, Vice President of Finance at Canterbury Downs, a horse racing facility. He joined the Minnesota Timberwolves, a professional sports franchise, in April 1989 as Controller, a position he subsequently held at a local health and fitness chain until May 1996; the sports franchise and the health and fitness chain were under common ownership. Mr. Carlson is responsible for all areas of financial management of our Company. He became a member of the board of directors of CorVu Corporation in December 1996 and was elected to the board of directors of the Company surviving the merger of CorVu Corporation into Minnesota American, Inc. in January 2000.

Ismail Kurdi (Director). Mr. Kurdi received a Bachelor of Science from Boston University in May 1992. From September 1992 to September 1993, he was with Oxy USA, a subsidiary of Occidental Petroleum. In October 1993, he relocated back to England where he is a real estate developer and investor. He serves on the board of directors for several British property companies which are not reporting companies. Mr. Kurdi was elected to the board of directors of CorVu Corporation in December 1996 and was elected to the board of directors of the Company surviving the merger of CorVu Corporation into Minnesota American, Inc. in January 2000. He currently spends approximately 10% of his time on CorVu's business affairs.

Justin M. MacIntosh (Chairman, President, Chief Executive Officer; Director). After a career in the equity and real estate markets of Australia, Mr. MacIntosh founded MACS Software Company, a provider of business application software, in 1977. He served as

 (Continued)

Chairman and CEO of MACS until he founded the former parent company of CorVu in Australia in 1990. Since the incorporation of CorVu Corporation in Minnesota in September 1995, Mr. MacIntosh has served as Chairman, President and Chief Executive Officer, and as a director of the company. He was elected as director, Chairman of the Board, President and Chief Executive Officer of the Company surviving the merger of CorVu Corporation into Minnesota American, Inc. in January 2000.

James L. Mandel (Director). Mr. Mandel has been a director of Minnesota American since 1987. He has been the Chief Executive Officer and a director of Vicom Inc., a full service telecommunications company which is reporting to the SEC under the Securities Exchange Act of 1934 and is headquartered in Minneapolis, since September 1998. From January 1997 to September 1998, he was Chairman of Call 4 Wireless LLC and from January 1992 to February 1997, he served as a Vice President of Grand Casinos, Inc. Mr. Mandel was elected to the board of directors of Minnesota American, Inc. in September 1987. He currently spends approximately 10% of his time on Corvu's business affairs.

Alan M. Missroon, Jr. (Vice President Sales- The Americas; Director). Mr. Missroon gained his knowledge of the business intelligence market while working at Burroughs Corporation (Unisys) and during his eight years (from July 1987 to November 95) at IQ Software Corporation in which he became familiar with a variety of positions in sales, sales management, product design, and marketing. From December 1995 to December 1996, he worked at Praxis International. Mr. Missroon is responsible for directing the salesforce in the Americas region. He joined CorVu Corporation in January 1997 and was elected as one of the directors of CorVu Corporation in February 1997. He was elected to the board of directors of the Company surviving the merger of CorVu Corporation into Minnesota American, Inc. in January 2000.

Section 16(a) Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires CorVu's executive officers and directors, and persons who own more than 10 percent of our common stock, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of CorVu. Officers, directors and greater than 10% shareholders ("Insiders") are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based on a review of the copies of such reports furnished to us, for the fiscal year ended June 30, 2001 all Section 16(a) filing requirements applicable to Insiders were complied with except that Alan Missroon and David Carlson were each late filing one form to report three option grants and Justin MacIntosh and James Mandel were each late filing one form to report one option grant.

(Continued)

ITEM 10. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all cash compensation paid or to be paid by CorVu, as well as certain other compensation, paid or accrued, during each of CorVu's last three fiscal years to the Chief Executive Officer and to the other executive officers whose total annual salary and bonus paid or accrued during fiscal year 2001 exceeded $100,000.

					Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Annual Compensation Salary ($)	Bonus ($)	Other ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	LTIP Payouts ($)	All Other Compensation ($)
Justin M. MacIntosh(1)(2) Chairman and Chief Executive Officer	2001	276,800	--	--	--	40,000	--	--
	2000	442,640	--	--	--	843,750	--	--
	1999	412,000	--	--	--	–	--	--
David C. Carlson Chief Financial Officer	2001	115,000	13,500	--	--	125,000	--	--
	2000	115,000	52,000	--	--	90,000	--	--
	1999	100,000	--		--	45,000	--	--
Alan M. Missroon Vice President Sales- The Americas	2001	150,000	20,000	--	--	125,000	--	--
	2000	150,000	80,000	--	--	53,750	--	--
	1999	124,500	--	--	--	11,250	--	--

(1) Includes salary from CorVu Australasia Pty. Ltd.

(2) $242,000 of fiscal 2000 and 2001 salary amounts were subsequently forgiven by Mr. MacIntosh as part of his amended employment contract.

(Continued)

Option Grants During 2001 Fiscal Year

The following table provides information regarding stock options granted during fiscal 2001 to the named executive officers in the Summary Compensation Table. The Company has not granted any stock appreciation rights.

Name	Number of Shares Underlying Options Granted [1]	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date
Justin M. MacIntosh	40,000 [1]	1.87%	$0.20	02/09/08
David C. Carlson	20,000 [1]	0.90%	$1.31	08/03/07
	15,000 [1]	0.70%	$0.59	10/12/07
	30,000 [1]	1.40%	$0.20	02/09/08
	60,000 [1]	2.80%	$0.25	04/06/08
Alan M. Missroon	20,000 [1]	0.90%	$1.31	08/03/07
	15,000 [1]	0.70%	$0.59	10/12/07
	30,000 [1]	1.40%	$0.20	02/09/08
	60,000 [1]	2.80%	$0.25	04/06/08

(1) Such option is exercisable in three equal annual installments commencing on the date of grant.

Option Exercises During 2001 Fiscal Year and Fiscal Year-End Option Values

No options were exercised by the named executive officers during fiscal 2001. The following table provides information related to the number and value of options held at June 30, 2001:

	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End[1]	
Name	**Exercisable**	**Unexercisable**	**Exercisable**	**Unexercisable**
Justin M. MacIntosh	688,334	251,666	$ --	$ --
David C. Carlson	266,667	105,833	$ --	$ --
Alan M. Missroon	230,417	104,583	$ --	$ --

(1) Value is calculated on the basis of the difference between the option exercise price and $0.15, the average of the closing bid and ask price on June 30, 2001, as quoted on the OTC Bulletin Board.

(Continued)

Employment Agreements

Effective July 1, 1999, CorVu entered into a three-year employment agreement with Justin M. MacIntosh. Pursuant to the agreement, Mr. MacIntosh will serve as our Chairman, President and Chief Executive Officer. During the term of the agreement, Mr. MacIntosh will be paid annual base salaries of $330,000 for the first employment year, $380,000 for the second and $420,000 for the third employment year. He was also granted options to purchase a total of 675,000 shares of our Company's common stock at $1.33 per share, with 225,000 of these options vesting at the beginning of each employment year. Subsequently, on January 1, 2001, CorVu reached an agreement with Mr. MacIntosh on an amendment to his employment agreement. Base compensation was reduced to $180,000 per year. In addition, Mr. MacIntosh will receive bonus compensation based on the achievement of certain pre-determined audited annual earnings before interest and taxes. As part of this amendment, Mr. MacIntosh agreed to forgive approximately $242,000 of compensation owed as of December 31, 2000. Mr. MacIntosh will participate in any retirement, welfare and other benefit program our Company provides for its executive officers. Mr. MacIntosh will receive payments in the amount of at least 9 monthly installments of the base salary in effect at the time of termination if we terminate his employment without cause. Mr. MacIntosh is subject to certain confidentiality and non-compete provisions under the agreement.

Effective July 15, 1996, CorVu entered into a one-year employment agreement with David Carlson that was amended as of July 20, 1998. Pursuant to the agreement Mr. Carlson will serve as our Chief Financial Officer. The term of the agreement is automatically renewed for successive one-year periods unless the agreement has been terminated earlier. Mr. Carlson currently receives an annual base salary in the amount of $115,000 and additional 25% quarterly bonus payments, based on attaining quarterly business plan profits and his personal performance. Mr. Carlson will participate in any retirement, welfare and other benefit program our Company provides for its executive officers. Both parties to the agreement can terminate the agreement without cause upon 60 days prior written notice. Mr. Carlson is subject to certain confidentiality provisions under the agreement.

Effective January 2, 1997, CorVu entered into a one-year employment agreement with Alan M. Missroon. The agreement is automatically renewed for successive one year terms unless terminated earlier. Mr. Missroon receives an annual base salary of $150,000 and additional bonuses, based on our profits. In addition, Mr. Missroon was granted options to purchase a total of 112,500 shares of stock of our company at $2.53 all of which have been vested. Mr. Missroon will participate in any retirement, welfare and other benefit program our Company provides for its executive officers. If we terminate his employment without cause, Mr. Missroon will receive his base salary for a period of three months after the date of termination, with an additional one month of base pay added for each year of employment up to a maximum of six months. Mr. Missroon is subject to certain confidentiality and non-compete provisions under the agreement.

(Continued)

Directors' Compensation

For fiscal year 2001, directors who are not employees of CorVu were compensated at the rate of $900 per month plus $900 for each Board meeting attended and $500 for each committee meeting attended. In addition, on July 21, 2000, each nonemployee director received a five-year nonqualified option to purchase 10,000 shares at an exercise price of $2.50 per share, which was the market value of CorVu's common stock on the date of grant.

For fiscal year 2002, directors who are not employees of CorVu are to be compensated at the rate of $1,225 per month plus $1,225 for each Board meeting attended and $500 for each committee meeting attended. In addition, on July 11, 2001, each nonemployee director received a five-year nonqualified option to purchase 10,000 shares at an exercise price of $0.12 per share, which was the market value of CorVu's common stock on the date of grant.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as of September 30, 2001 concerning the beneficial ownership of our Company's common stock by (i) each director of the company, (ii) each executive officer named in the Summary Compensation Table, (iii) the persons known by us to own more than 5% of our outstanding common stock, and (iv) all directors and executive officers as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.

Name or Identity of Group	Number of Shares Beneficially Owned	Percent of Common Stock Outstanding[1]
David C. Carlson [2] [3]	355,438	1.7%
Ismail Kurdi [2][4]	1,690,388	8.3%
Justin M. MacIntosh [2] [5]	10,205,987	46.6%
James L. Mandel [2] [6]	252,968	1.3%
Alan M. Missroon [2] [7]	350,895	1.7%
Directors and executive officers as a group[8]	12,855,676	56.8%
Opella Holdings Limited [9] [10]	8,295,907	39.7%
Troy Rollo [11] [12]	1,134,183	5.6%
Rollosoft Pty Ltd [11] [13]	1,080,558	5.3%
Dominic K.K. Sum[9] [14]	8,295,907	39.7%

(1) The percentages are calculated on the basis of 20,157,781 outstanding shares of CorVu common stock. In addition, for each person or group, any securities that the person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights, have been added to the total amount of outstanding shares when determining the percent owned by such person or group.

(2) Address: 3400 W. 66th Street, Suite 445, Edina, MN 55435.

(3) Mr. Carlson's beneficial ownership includes 289,584 shares of common stock which may be purchased upon exercise of currently exercisable options.

(Continued)

(4) Mr. Kurdi's beneficial ownership includes 117,563 warrants and 10,000 shares which may be purchased upon exercise of currently exercisable options.

(5) Mr. MacIntosh's beneficial ownership includes (i) 7,541,733 shares and 754,174 warrants registered in the name of Barleigh Wells Limited (see also footnotes 10 and 11), (ii) 11,554 warrants held by Blamac Holdings Limited, (iii) 977,436 shares of common stock which may be purchased upon exercise of currently exercisable options and warrants held by Mr. MacIntosh, and (iv) 196,957 shares of common stock and 8,142 warrants held by Mr. MacIntosh's spouse. Mr. MacIntosh disclaims beneficial ownership of the shares and warrants registered in the name of his spouse.

(6) Mr. Mandel's beneficial ownership includes (i) 59,872 shares which may be purchased upon exercise of currently exercisable options and warrants held by Mr. Mandel and (ii) 40,350 shares and 4,035 warrants held by Mr. Mandel's spouse. Mr. Mandel disclaims beneficial ownership of the shares and warrants registered in the name of his spouse.

(7) Mr. Missroon's beneficial ownership includes 253,334 shares of common stock issuable under currently exercisable stock options.

(8) Includes 2,485,674 shares which may be purchased upon exercise of currently exercisable options and warrants.

(9) Address: c/o Tempio Corporate Consultants Limited, Suite 701, 7/F, 6-8 Pottinger Street, Central, HONG KONG.

(10) Opella Holdings Limited as trustee of The Asia Pacific Technology Trust is the beneficial owner of (i) 7,541,733 shares of common stock registered in the name of Barleigh Wells Limited as street name holder, and (ii) warrants to purchase 754,174 shares of common stock. Opella Holdings Limited shares beneficial ownership of the shares with Mr. MacIntosh (see footnote 5) and Mr. Sum (see footnote 14).

(11) Address: c/o Crispin & Jeffery, Level 2, 57 Grosvenor Street, Neutral Bay NSW 2089, AUSTRALIA.

(12) Mr. Rollo's beneficial ownership includes (i) 982,325 shares of common stock held by Rollosoft Pty. Limited, (ii) warrants to purchase 98,233 shares of common stock held by Rollosoft Pty. Limited, and (iii) 53,625 shares of common stock issuable under currently exercisable stock options.

(13) Mr. Rollo is the sole shareholder, director and officer of Rollosoft Pty. Limited. Rollosoft Pty. Limited's beneficial ownership includes warrants to purchase 98,233 shares of common stock held by Rollosoft Pty. Limited.

(14) Mr. Sum is the sole shareholder of Opella Holdings Limited (see footnote 10). The director of Opella Holdings Limited is Pio Services Limited whose sole shareholder is Tempio Group of Companies Limited which in turn is wholly owned by Mr. Sum. Pio

(Continued)

Services Limited has two directors, one of which is Mr. Sum.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Edward Adams, a director of CorVu until September 29, 2000, is a principal of Jon Adams Financial Co., L.L.P., and president and chief executive officer of Equity Securities Investments, Inc., a registered broker-dealer. Jon Adams Financial Co., L.L.P. received for its services in connection with the merger of CorVu and Minnesota American, Inc., $47,500 plus 389,031 shares of common stock and warrants to purchase additional 185,572 shares of CorVu common stock. Equity Securities Investments, Inc. received a commission of 7.5% plus a non-accountable expense allowance of 1% on most of the security sales and financing transactions of CorVu since November 1999. In March and April 2000, CorVu sold 100,000 shares of common stock and warrants to purchase 30,000 shares of common stock, at exercise prices ranging from $4 to $7, to four accredited investors for a total purchase price of $400,000. Equity Securities Investments, Inc. received a commission of 7.5% for these sales and a warrant to purchase up to 30,000 shares of common stock, at exercise prices ranging from $4 to $7.

On May 28, 1999, David Carlson, the Chief Financial Officer and a director of CorVu, and his wife Cynthia loaned CorVu $300,000. Interest payable was based upon a bank index rate plus 2%. CorVu paid the promissory note in full on December 13, 1999. On March 31, 2000, Mr. Carlson and his wife loaned CorVu $300,000. Interest payable is based upon a bank index rate plus 2%. As of June 30, 2001, the balance due under this loan was $50,000. Subsequent to June 30, 2001 the Company repaid $25,000 of this loan.

One of the directors of CorVu, Ismail Kurdi, advanced to CorVu money at an interest rate of 5% per annum on numerous occasions in fiscal 1997, fiscal 1998 and fiscal 1999. Mr. Kurdi advanced $150,000 on June 26, 1997, $200,000 on October 28, 1997, and $250,000 on December 26, 1997. CorVu paid amounts of $80,000 each back to Mr. Kurdi on January 27, 1998 and February 27, 1998. Mr. Kurdi loaned $150,000 to CorVu on November 27, 1998, so that as of December 31, 1998, CorVu owed Mr. Kurdi the principal amount of $590,000 and interest totaling $29,489. Mr. Kurdi advanced $200,000 to CorVu on February 26, 1999 and $30,000 on April 14, 1999. As of June 30, 1999, outstanding loans from Mr. Kurdi to CorVu totaled $820,000. Mr. Kurdi and CorVu agreed to convert the amount of $790,000 into CorVu common stock, at a per share price of $2, effective June 30, 1999. On October 13, 1999, Mr. Kurdi advanced $150,000 to CorVu. On December 13, 1999, CorVu paid $30,000 to Mr. Kurdi. As of December 31, 1999, the principal amount of $150,000 was outstanding, as well as interest in the amount of $49,975. On January 31, 2000, we paid the principal of $150,000 back to Mr. Kurdi. In April 2000, Mr. Kurdi exercised warrants at $.01 per share and we reduced the amount of interest owing by the exercise price ($2,750). On February 15, 2001, Mr. Kurdi converted the interest owed on the advances ($47,871) together with unpaid director fees ($18,500) and reimbursable travel expenses incurred in attending Board meetings ($13,005) into 387,200 shares of common stock at a price of $0.205, the fair market value of the stock on the date of conversion.

Justin M. MacIntosh, the Chairman, President, Chief Executive Officer of CorVu and one of our Directors and his wife, advanced money to CorVu on a regular basis. As of the end of

(Continued)

fiscal year 2001, CorVu owed approximately $536,000 on these advances, including accrued interest of approximately $24,000. We intend to settle these amounts as soon as possible.

Pierce A. McNally, a director of CorVu until September 26, 2000, is a 20% shareholder of LAC, Inc. which bought LockerMate, Inc. from Minnesota American, Inc. prior to the merger of Minnesota American, Inc. with CorVu. The sale of LockerMate, Inc. was one of the conditions for the closing of the merger.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits.

See "Exhibit Index" immediately following the signature page of this Form 10-KSB.

(b) Reports on Form 8-K. On June 29, 2001, under Item 4 of Form 8-K, the Company reported that KPMG, LLP, resigned as the Company's auditors.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORVU CORPORATION

Dated: October 15, 2001

By: /s/ Justin M. MacIntosh
Justin M. MacIntosh, Chief Executive Officer

In accordance with the Exchange Act, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

(Power of Attorney)

Each person whose signature appears below constitutes and appoints JUSTIN M. MACINTOSH and DAVID C. CARLSON as true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-KSB and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature and Title	Date
/s/ Justin M. MacIntosh Justin M. MacIntosh, Chairman of the Board, President and Chief Executive Officer (principal executive officer)	October 15, 2001
/s/ David C. Carlson David C. Carlson, Chief Financial Officer and Director (principal financial and accounting officer)	October 15, 2001
/s/ Ismail Kurdi Ismail Kurdi, Director	October 15, 2001
/s/ James L. Mandel James L. Mandel, Director	October 15, 2001
/s/ Alan Missroon Alan Missroon, Director	October 15, 2001

(Continued)

EXHIBIT INDEX FOR FORM 10-KSB FOR 2001 FISCAL YEAR

Exhibit Number	Description
2	Agreement and Plan of Reorganization between CorVu Corporation and Minnesota American, Inc. dated as of November 17, 1999—incorporated by reference to Exhibit 2 to Registrant's Form 10-SB, File No. 000-29299
3.1	Articles of Incorporation of the Registrant as amended to date—incorporated by reference to Exhibit 3.1 to Registrant's Form 10-SB, File No. 000-29299
3.2	Bylaws—incorporated by reference to Exhibit 3.2 to the Registrant's Form 10-SB, File No. 000-29299
4	Rights of Holders of Series A Convertible Preferred Stock—see Article 3 of Articles of Incorporation (Exhibit 3.1)
10.1	Subscription Agreement and Letter of Investment Intent, dated April 27, 1999, from Ismail Kurdi, accepted by CorVu Corporation, to Purchase 150,000 Shares of Common Stock and Warrants to Purchase 150,000 Shares of Common Stock of CorVu Corporation, including Warrant to Ismail Kurdi to Purchase 150,000 Shares of Common Stock of CorVu Corporation—incorporated by reference to Exhibit 10.1 to Registrant's Form 10-SB, File No. 000-29299
10.2	Subscription Agreement and Letter of Investment Intent, dated June 30, 1999, from Ismail Kurdi, accepted by CorVu Corporation, to Purchase 125,000 Shares of Common Stock and Warrants to Purchase 125,000 Shares of Common Stock of CorVu Corporation, including Warrant to Ismail Kurdi to Purchase 125,000 Shares of Common Stock of CorVu Corporation—incorporated by reference to Exhibit 10.2 to Registrant's Form 10-SB, File No. 000-29299
10.3	Subscription Agreement and Letter of Investment Intent, dated June 30, 1999, from Ismail Kurdi to Subscribe for 395,000 Shares of Common Stock of CorVu Corporation in full satisfaction and payment of cash advances—incorporated by reference to Exhibit 10.3 to Registrant's Form 10-SB, File No. 000-29299
10.4*	Employment Agreement between Registrant and Justin MacIntosh, dated July 1, 1999—incorporated by reference to Exhibit 10.4 to Registrant's Form 10-SB, File No. 000-29299
10.5*	Employment Agreement between Registrant and David C. Carlson, dated July 15, 1996 and amended July 20, 1999—incorporated by reference to Exhibit 10.5 to Registrant's Form 10-SB, File No. 000-29299
10.6*	Employment Agreement between Registrant and Alan M. Missroon, dated January 2, 1997—incorporated by reference to Exhibit 10.6 to Registrant's Form 10-SB, File No. 000-29299
10.7	Sublease Agreement between Arcadia Financial Ltd. and CorVu North America for premises at 3400 West 66th Street, Edina, Minnesota; and Consent to Subletting of Premises, given by Landlord United Properties Investment Company—incorporated by reference to Exhibit 10.7 to Registrant's Form 10-SB, File No. 000-29299
10.8	Commercial Lease between Viestall Pty. and CorVu Australasia Pty. Ltd., dated April 15, 1999, for the premises at Level 4, 1 James Place, North Sydney—incorporated by reference to Exhibit 10.8 to Registrant's Form 10-SB, File No. 000-

(Continued)

29299

10.9	Underlease between Michael John Haynes, Raymond John Evans, Terrance Guy Hawker and CorVu PLC and CorVu Corporation for premises at Craven House, 40 Uxbridge Road, London W5—incorporated by reference to Exhibit 10.9 to Registrant's Form 10-SB, File No. 000-29299
10.10	Loan Agreement between CorVu Australasia Pty Ltd, CorVu North America, Inc., CorVu PLC and Integral Business Finance Pty. Limited—incorporated by reference to Exhibit 10.10 to Registrant's Form 10-SB, File No. 000-29299
10.11	Specific and Floating Charge / Deed of Charge between CorVu Australasia Pty Ltd. and Integral Business Finance Pty. Limited—incorporated by reference to Exhibit 10.11 to Registrant's Form 10-SB, File No. 000-29299
10.12	Letter Agreement between CorVu Corporation and Jon Adams Financial Co., L.L.P., dated 12 May, 1999, as amended October 27, 1999—incorporated by reference to Exhibit 10.12 to Registrant's Form 10-SB, File No. 000-29299
10.13	Bridge Loan Agreement dated as of November 15, 1999 between CorVu Corporation and Gildea Management Company – The Network Funds, including Subordinated Unsecured Convertible Promissory Note for $250,000, and Warrant for up to 250,000 Shares of Common Stock of CorVu Corporation, both as of November 15, 1999—incorporated by reference to Exhibit 10.13 to Registrant's Form 10-SB, File No. 000-29299
10.14	Bridge Loan Agreement dated as of November 15, 1999 between CorVu Corporation and Calton, Inc., including Subordinated Unsecured Convertible Promissory Note for $250,000, and Warrant for up to 250,000 Shares of Common Stock of CorVu Corporation, both as of November 15, 1999—incorporated by reference to Exhibit 10.14 to Registrant's Form 10-SB, File No. 000-29299
10.15*	CorVu Corporation 1996 Stock Option Plan, as amended through November 30, 1999 and approved by the shareholders at their meeting on January 13, 2000—incorporated by reference to Exhibit 10.15 to Registrant's Form 10-SB, File No. 000-29299
10.16*	Minnesota American, Inc. 1993 Stock Incentive Plan as amended and approved by the shareholders at their meeting on January 30, 1996—incorporated by reference to Exhibit 10.16 to Registrant's Form 10-SB, File No. 000-29299
10.18*	Amendment to Employment Agreement between CorVu Corporation and Justin MacIntosh, dated January 1, 2001
21	Subsidiaries of the Registrant—incorporated by reference to Exhibit 22 to Registrant's Form 10-SB, File No. 000-29299
23.1	Consent of Independent Auditors – KPMG LLP
23.2	Consent of Independent Auditors - Virchow, Krause & Company, LLP
24	Power of Attorney (contained on Signature Page of this Form 10-KSB)

* Indicates a management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-KSB.

(Continued)

INDEPENDENT AUDITORS' CONSENT

To the Board of Directors of
CorVu Corporation:

We consent to incorporation by reference in the registration statements 333-43718 and 333-70376 on Form S-8 of CorVu Corporation of our report dated September 18, 2000 relating to the consolidated balance sheet of CorVu Corporation and subsidiaries as of June 30, 2000 and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended, which report appears in the June 30, 2001 annual report on Form 10-KSB of CorVu Corporation.

Our report dated September 18, 2000 contains an explanatory paragraph that states the Company has suffered recurring losses from operations, has a working capital deficiency and has a stockholders' deficit which raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Minneapolis, Minnesota
October 15, 2001

2427533

(Continued)

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference in the registration statements 333-43718 and 333-70376 on Form S-8 of CorVu Corporation of our report dated September 20, 2001, relating to the consolidated balance sheet of CorVu Corporation and subsidiaries as of June 30, 2001, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended, which report appears in the June 30, 2001 annual report on Form 10-KSB of CorVu Corporation.

Our report dated September 20, 2001 contains an explanatory paragraph that states the Company has suffered recurring losses from operations, has a working capital deficiency and has a stockholders' deficit which raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ VIRCHOW, KRAUSE & COMPANY, LLP

Minneapolis, Minnesota
October 15, 2001

(Continued)